UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BankGuam Holding Company

(Name of Issuer)

Common Stock, par value $0.2083 per share

(Title of Class of Securities)

U0664B109

(CUSIP Number)

February 13, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. U0664B109

1.	Name of Reporting Person Lourdes A. Leon Guerrero
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power 3,684,364
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 44,983
	8.	Shared Dispositive Power 16,461
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,684,364
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 41.85%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,802,115 shares of Common Stock outstanding as of March 17, 2014, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person William D. Leon Guerrero
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 3,968
	8.	Shared Dispositive Power 33,028
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,996
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.42%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,802,115 shares of Common Stock outstanding as of March 17, 2014, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Luis G. Camacho
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 263,663
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 263,663
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.99%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,802,115 shares of Common Stock outstanding as of March 17, 2014, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Ralph G. Sablan
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 75,680
	8.	Shared Dispositive Power 351,889
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 427,579
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.85%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,802,115 shares of Common Stock outstanding as of March 17, 2014, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Martin D. Leon Guerrero
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 65,703
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,703
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.74%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,802,115 shares of Common Stock outstanding as of March 17, 2014, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Joe T. San Agustin
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,149
	8.	Shared Dispositive Power 8,637
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,786
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.11%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,802,115 shares of Common Stock outstanding as of March 17, 2014, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Eugenia A. Leon Guerrero
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,726,584
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,726,584
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.61%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,802,115 shares of Common Stock outstanding as of March 17, 2014, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Felino R. Amistad, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 154,267
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 154,267
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.75%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,802,115 shares of Common Stock outstanding as of March 17, 2014, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Pedro P. Ada, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 430,838
	8.	Shared Dispositive Power 147,255
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 578,113
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.58%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,802,115 shares of Common Stock outstanding as of March 17, 2014, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Vincent A. Leon Guerrero
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 88,029
	8.	Shared Dispositive Power 1,220
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,249
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.01%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,802,115 shares of Common Stock outstanding as of March 17, 2014, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Agnes Leon Guerrero Winters
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 88,017
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,017
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.99%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,802,115 shares of Common Stock outstanding as of March 17, 2014, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Michael S. Wu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 88,962
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,962
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.01%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,802,115 shares of Common Stock outstanding as of March 17, 2014, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person James S. Wu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 88,963
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,963
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.01%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,802,115 shares of Common Stock outstanding as of March 17, 2014, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person John S. San Agustin
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 4,986
	8.	Shared Dispositive Power 52
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,038
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.05%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,802,115 shares of Common Stock outstanding as of March 17, 2014, as indicated by the Issuer.

STATEMENT ON SCHEDULE 13G

This Statement on Schedule 13G (this “Schedule 13G”) is filed with the U.S. Securities and Exchange Commission on February 14, 2012.

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Schedule 13G, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock (the “Common Stock”) of BankGuam Holding Company (the “Issuer”).

Item 1.

(a)	Name of Issuer:

BankGuam Holding Company

(b)	Address of Issuer’s Principal Executive Offices:

P.O. Box BW
Hagatna, Guam 96910

Item 2.

(a)	Name of Persons Filing:

Lourdes A. Leon Guerrero
William D. Leon Guerrero
Luis G. Camacho
Ralph G. Sablan
Martin D. Leon Guerrero
Joe T. San Agustin
Eugenia A. Leon Guerrero
Felino R. Amistad, Jr.
Pedro P. Ada, Jr.
Vincent A. Leon Guerrero
Agnes Leon Guerrero Winters
Michael S. Wu
James S. Wu
John S. San Agustin

(b)	Address of Principal Business Office, or, if None, Residence:

c/o BankGuam Holding Company
P.O. Box BW
Hagatna, Guam 96910

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common Stock, $0.2083 par value per share.

(3)	CUSIP Number:

U0664B109

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Unless otherwise stated below, shares set forth on each cover page are held directly by the Reporting Person and are subject to the VTA (see Item 5 below).

Lourdes A. Leon Guerrero may be deemed to be the beneficial owner of 3,684,364 shares of Common Stock, which are subject to the VTA (see Item 5 below) under which Ms. Guerrero serves as Trustee. Of the 3,684,364 shares of Common Stock, (i) 40,983 shares are held directly; (ii) 4,800 shares are held in trust for the benefit of Ms. Guerrero’s children; (iii) 16,461 are held by Ms. Guerrero and her husband as joint tenants; and (iv) 4,036 shares are held by Ms. Guerrero as a custodian.

William D. Leon Guerrero may be deemed to be the beneficial owner of 30,508 shares of Common Stock held as follows: (i) 3,968 shares held directly; (ii) 30,508 shares held by William D. Leon Guerrero and Zita T. Leon Guerrero; (iii) 2,520 shares held directly by Zita T. Leon Guerrero

Luis G. Camacho may be deemed to be the beneficial owner of 263,663 shares of Common Stock held indirectly as a co-trustee of The Luis G. Camacho and Cynthia L. Camacho Living Trust dated March 20, 2009.

Dr. Ralph G. Sablan may be deemed to be the beneficial owner of 427,579 shares of Common Stock held as follows: (i) 680 shares held directly; (ii) 75,000 shares held indirectly through Ralph G. Sablan MD, P.C.; and (iii) 351,899 shares held by Ralph G. Sablan and Maryanne G. Sablan as joint tenants.

Martin D. Leon Guerrero may be deemed to be the beneficial owner of 65,703 shares of Common Stock held by Martin D. Leon Guerrero and Barbara B. B. Leon Guerrero as joint tenants.

Joe T. San Agustin may be deemed to be the beneficial owner of 9,786 shares of Common Stock held as follows: (i) 329 shares held directly; (ii) 820 shares held indirectly through an IRA; and (iii) 8,637 shares held by Joe T. San Agustin and Carmen S. San Agustin as joint tenants.

Eugenia A. Leon Guerrero may be deemed to be the beneficial owner of 1,726,584 shares of Common Stock held as follows: (i) 1,715,884 as trustee of The Jesus S. Leon Guerrero Family Trust dated December 14, 2000; and (ii) 10,700 shares held directly.

Felino R. Amistad, Jr. may be deemed to be the beneficial owner of 154,267 shares of Common Stock held indirectly as a trustee of Felino R. Amistad and Fulgencia R. Amistad Trust dated May 5, 1997.

Pedro P. Ada, Jr. may be deemed to be the beneficial owner of 578,113 shares of Common Stock held as follows: (i) 430,838 shares held indirectly through Ada S. Trust and Investment, Inc.; and (ii) 147,255 shares held by Pedro P. Ada, Jr. and Fe P. Ada as joint tenants.

Vincent A. Leon Guerrero may be deemed to be the beneficial owner of 89,249 shares of Common Stock held as follows: (i) 88,029 shares held directly; and (ii) 1,220 shares held by Vincent Leon Guerrero and Machelle A. C. Leon Guerrero as joint tenants

Agnes Leon Guerrero Winters may be deemed to be the beneficial owner of 88,017 shares of Common Stock held directly.

Michael S. Wu may be deemed to be the beneficial owner of 88,962 shares of Common Stock held directly.

James S. Wu may be deemed to be the beneficial owner of 88,963 shares of Common Stock held directly.

John S. San Agustin may be deemed to be the beneficial owner of 5,038 shares of Common Stock held as follows: (i) 4,986 shares held directly; and (ii) 52 shares held by John S. San Agustin & Carmen S. San Agustin as joint tenants

(b)	Percent of class:

See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons were parties to a Voting Trust Agreement, dated as of September 18, 1990, as amended on July 8, 1991 and December 29, 1992, among themselves, Lourdes A. Leon Guerrero (as “Trustee”) and the Bank of Guam (the “VTA”). The Bank of Guam (the “Bank”) formed BankGuam Holding Company (the “Issuer”) for the sole purpose of acquiring the Bank and serving as the Bank’s parent bank holding company. Effective on August 15, 2011 (the “Effective Date”), the Issuer acquired the Bank in a transaction (the “Reorganization”) effected under Guam law and in accordance with the terms of an Agreement and Plan of Reorganization and Merger dated October 29, 2010 (the “Agreement”). Pursuant to the Agreement, on the Effective Date each of the 8,771,197 then outstanding shares of the Bank’s $0.2083 par value common stock formerly held by its shareholders was converted into one newly issued share of the Issuer’s $0.2083 par value common stock, and the Bank became a wholly-owned subsidiary of the Issuer. Pursuant to Section 11.06 of the VTA, the Issuer is a successor corporation of the Bank.

On February 13, 2014, pursuant to Section 9.03 of the VTA, the shareholders of the VTA terminated the VTA effective November 28, 2013 and entered into an entirely new Voting Trust Agreement (the “New VTA”) consisting of the Reporting Persons.

Under the new VTA, the Reporting Persons agreed to grant the Trustee certain powers and rights with respect to shares of Common Stock of the Issuer owned by the Reporting Persons as set forth in Exhibit A to the new VTA (the “Shares”). The new VTA provides, among other things, that the Trustee has the power and discretion to vote, consent to or take any shareholder action of any kind concerning the Issuer. The new VTA limits this right by (1) requiring that in selecting any nominee or proxy, the Trustee must select a nominee or proxy who is either a shareholder, director or officer of the Issuer; (2) providing that a majority of the Shares held by the Reporting Persons may advise the Trustee in writing that the Trustee is not authorized to take a proposed vote, consent or action; and (3) requiring that if any Reporting Persons or Permitted Transferees of Reporting Persons (as defined in the new VTA) are nominees for director of the Issuer, the Trustee shall vote the Shares in favor of such nominees. The new VTA also contains provisions restricting the transfer by the Reporting Persons of the Shares.

Given the terms of the new VTA, the Reporting Persons may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns 3,684,364 shares of Common Stock, or approximately 41.85%1, of the Issuer’s outstanding Common Stock for purposes of Section 13(d)(3) of the Act. Each Reporting Person disclaims membership in any such “group” and disclaims beneficial ownership of the securities reported other than the amounts reported on such Reporting Person’s cover page included herein.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

[1]	The calculation of the foregoing percentage is based on 8,802,115 shares of Common Stock outstanding as of March 17, 2014, as indicated by the Issuer.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2014

LOURDES A. LEON GUERRERO, TRUSTEE FOR THE VOTING TRUST AGREEMENT DATED AS OF
NOVEMBER 29, 2013

By:	/s/ Lourdes A. Leon Guerrero
Lourdes A. Leon Guerrero, Trustee

/s/ Lourdes A. Leon Guerrero
Lourdes A. Leon Guerrero

LOURDES A. LEON GUERRERO & JEFFREY COOK, JOINT TENANTS

/s/ Lourdes A. Leon Guerrero
Lourdes A. Leon Guerrero

*
Jeffrey Cook

LOURDES A. LEON GUERRERO CUSTODIAN FOR ANNA-LOURDES SHIMIZU

By:	/s/ Lourdes A. Leon Guerrero
Lourdes A. Leon Guerrero, Custodian

LOURDES A. LEON GUERRERO CUSTODIAN FOR NAIMA S. COOK

By:	/s/ Lourdes A. Leon Guerrero
Lourdes A. Leon Guerrero, Custodian

LOURDES A. LEON GUERRERO CUSTODIAN FOR DEXTER JEFFREY HUYNH

By:	/s/ Lourdes A. Leon Guerrero
Lourdes A. Leon Guerrero, Custodian

JEFFREY COOK OR LOURDES A. LEON GUERRERO TRUST FOR MARIANA LEON GUERRERO COOK

By:	/s/ Lourdes A. Leon Guerrero
Lourdes A. Leon Guerrero, Trustee

By:	*
Jeffrey Cook, Trustee

MARIANA LEON GUERRERO COOK BY JEFFREY COOK OR LOURDES A. LEON GUERRERO

By:	/s/ Lourdes A. Leon Guerrero
Lourdes A. Leon Guerrero, Trustee

By:	*
Jeffrey Cook, Trustee

JEFFREY COOK OR LOURDES A. LEON GUERRERO TRUST FOR JOAQUIN PHILLIP LEON GUERRERO COOK

By:	/s/ Lourdes A. Leon Guerrero
Lourdes A. Leon Guerrero, Trustee

By:	*
Jeffrey Cook, Trustee

JOAQUIN PHILLIP LEON GUERRERO COOK BY JEFFREY COOK OR LOURDES A. LEON GUERRERO

By:	/s/ Lourdes A. Leon Guerrero
Lourdes A. Leon Guerrero, Trustee

By:	*
Jeffrey Cook, Trustee

*
Eugenia A. Leon Guerrero

JESUS S. LEON GUERRERO FAMILY TRUST

By:	*
Eugenia A. Leon Guerrero, Trustee

/s/ William D. Leon Guerrero
William D. Leon Guerrero

*
Zita T. Leon Guerrero

WILLIAM D. LEON GUERRERO AND ZITA T. LEON GUERRERO

/s/ William D. Leon Guerrero
William D. Leon Guerrero

*
Zita T. Leon Guerrero

LUIS G. CAMACHO & CYNTHIA L. CAMACHO, TRUSTEE FOR THE LUIS AND CYNTHIA CAMACHO LIVING TRUST DATED 3/20/09

By: *
Luis G. Camacho, Trustee

By: *
Cynthia Camacho, Trustee

*
Ralph G. Sablan

RALPH G. SABLAN MD, P.C.

By: *
Ralph G. Sablan, MD

RALPH G. SABLAN & MARYANNE G. SABLAN, JOINT TENANTS

*
Ralph G. Sablan

*
Maryanne G. Sablan

MARTIN D. LEON GUERRERO & BARBARA B. B. LEON GUERRERO, JOINT TENANTS

*
Martin D. Leon Guerrero

*
Barbara B. B. Leon Guerrero

*
Joe T. San Agustin

JOE T. SAN AGUSTIN - IRA

By: *
Joe T. San Agustin

JOE T. SAN AGUSTIN & CARMEN S. SAN AGUSTIN, JOINT TENANTS

*
Joe T. San Agustin

*
Carmen S. San Agustin

FELINO R. AMISTAD, JR., TRUSTEE FOR THE FELINO R. AMISTAD AND FULGENCIA R AMISTAD TRUST DATED 05/05/97

By: *
Felino R. Amistad, Jr., Trustee

PEDRO P. ADA JR & FE P. ADA, JOINT TENANTS

*
Pedro P. Ada, Jr.

*
Fe P. Ada

ADA’S TRUST & INVESTMENT INC.

By: *
Pedro P. Ada, Jr.

*
Vincent A. Leon Guerrero

VINCENT A. LEON GUERRERO AND MACHELLE A.C. LEON GUERRERO, JOINT TENANTS

*
Vincent A. Leon Guerrero

*
Machelle A.C. Leon Guerrero

*
Agnes Leon Guerrero Winters

*
Michael S. Wu

*
James S. Wu

*
John S. San Agustin

* By:	/s/ Lourdes A. Leon Guerrero
Lourdes A. Leon Guerrero, Attorney-In Fact

EXHIBITS

Exhibit No.	Exhibit

1	Amended and Restated Joint Filing Agreement among Lourdes A. Leon Guerrero, William D. Leon Guerrero, Luis G. Camacho, Ralph G. Sablan, Martin D. Leon Guerrero, Joe T. San Agustin, Eugenia A. Leon Guerrero, Felino R. Amistad, Jr., Pedro P. Ada, Jr., Vincent A. Leon Guerrero, Agnes Leon Guerrero Winters, Michael S. Wu, James S. Wu and John S. San Agustin as required by 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

2	Power of Attorney granted by Lourdes A. Leon Guerrero.

3	Power of Attorney granted by Eugenia A. Leon Guerrero.

4	Power of Attorney granted by William D. Leon Guerrero.

5	Power of Attorney granted by Joe T. San Agustin.

6	Power of Attorney granted by Vincent A. Leon Guerrero.

7	Power of Attorney granted by Michael Wu.